Exhibit 99.1

Can-Fite’s Drugs’ Potential Ability to Treat Cytokine Release Syndrome in
Cancer Immunotherapy Published in Scientific Journal

Can Fite’s drugs robustly inhibit the release of inflammatory mediators that induce Cytokine Release
Syndrome (CRS), a potentially fatal side effect of CAR-T and other immune-oncology therapies

PETACH TIKVA, Israel, January 30, 2019 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address cancer, liver and inflammatory diseases, today announced that Drug Design, Development and Therapy has published an article titled, “Targeting the A3 Adenosine Receptor to Treat Cytokine Release Syndrome in Cancer Immunotherapy.” The article presents data from numerous studies that show adenosine’s role in inhibiting inflammatory cytokine production. Can-Fite’s Piclidenoson, a Phase III drug candidate, and Namodenson, a Phase II drug candidate, both target the A3 adenosine receptor (A3AR), which the Company believes may treat cytokine release syndrome (CRS) while also promoting an anti-cancer effect.

CRS is a potentially life threatening side effect of cancer immunotherapies including CAR-T. The market for CAR-T drugs is estimated to reach approximately $5.4 Billion in 2024 according to Evaluate Pharma.

“While CAR-T and other cancer immunotherapies are saving lives, as their use increases, there is growing concern about the drugs’ life threatening side effects including the high incidence of CRS. With the publication of this article in Drug Design, Development and Therapy, we are advancing the scientific community towards delivering immunotherapies that offer a high degree of efficacy with a greater degree of safety for the patient. Our platform technology, through Namodenoson, has already displayed its anti-cancer effects in humans, and therefore it is a candidate to not only protect patients from CRS, but to also boost the body’s fight against cancer,” stated Dr. Pnina Fishman, Can-Fite’s CEO. “We look forward to implementing our development strategy for our drugs in the treatment of CRS.”

Can Fite’s platform technology selectively targets A3AR, which plays a central role in mediating the mechanism of inflammation by reducing elevated levels of pro-inflammatory cytokines such as IL-6, IL-1β, NF-Kβ, TNF-α, and more.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite’s liver cancer drug, Namodenoson, is in Phase II trials for hepatocellular carcinoma (HCC), the most common form of liver cancer, and for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and the Company is investigating additional compounds, targeting A3AR, for the treatment of sexual dysfunction. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114